AMG OIL, THROUGH ITS WHOLLY-OWNED SUBSIDIARY ADIRA ENERGY, AWARDED PETROLEUM LICENSE IN OFFSHORE ISRAEL

Vancouver, British Columbia, Sept. 9/CNW, AMG OIL LTD. (OTCBB: AMGO; FRANKFURT: AORLB8) (the "**Company**") is pleased to announce that the Israeli Petroleum Commissioner's office has notified the Company that, during the most recent sitting of the Israeli Petroleum Board, the Company, through its wholly-owned subsidiary Adira Energy Corp., was awarded a petroleum license in offshore Israel (the "**Gabriella License**").

About the Gabriella License

The Gabriella License area is centered approximately 10 km off the Israeli coast and stretches from Netanya in the North to Ashdod in the South (about 40 km). The Gabriella License covers a total license area of 390,000 Dunam (approximately - 390 square kilometers or 97,000 acres).

The license area is in shallow water with a depth between 80 and 120 meters, which the Company believes will make drilling more cost efficient. The Gabriella License has been granted for an initial period of three years commencing July 15, 2009.

Stephen Pierce, AMG's Senior Vice President of Geology, said: "During the early 1990's an oil well located in the area covered by the Gabriella License called "Yam Yafo -1" was drilled and tested. We understand that production tests of the "Yam Yafo -1" well yielded approximately 500-800 barrels per day, but that technical problems and lack of funds prevented commercial production. We also understand that there is a stratigraphic high with seemingly good closure. With some nine wells within 34 km radius of the central part of the block, we believe that we have a good prospect that is an attractive target for hydrocarbon exploration."

The Company's successful application for the Gabriella License expands AMG's portfolio of petroleum licenses from a single onshore project to include an interesting prospective offshore area within a region that is known to host significant evidence of hydrocarbons.

AMG's Chief Executive Officer, Ilan Diamond stated: "We are very pleased to have been successfully granted the Gabriella License. Since the Nobel/Delek Tamar gas discoveries - 60 km west of Hadera (Dalit) and 90 km west of Haifa (Tamar) the region where our license is located has become well known to people in the oil and gas community as a very prospective area. The Company is fortunate to have a significant block in the region. We continue to plan for the start of our exploration and drilling program. The drilling operations on our "Eitan" license in the Hula valley region of Israel are likely to start ahead of schedule and we now anticipate that drilling will commence during October 2009. Having recently completed the business combination between Adira Energy Corp. and the Company, as well as successfully completing a previously announced private placement, we are well positioned to commence our drilling operations on the Eitan license in the Hula Valley, Northern Israel, and begin evaluation work on the Gabriella License area."

About AMG Oil Ltd.

Through its wholly-owned subsidiary Adira Energy Corp., an Ontario corporation, the Company explores for oil and gas in Israel in areas located on-shore in the Hula Valley and in Israel 10km offshore between Netanya and Ashdod. The Company currently holds two petroleum exploration licenses, the Eitan License and the Gabriella License, covering an aggregate total of approximately 129,000 acres.

For more information contact:

Alan Friedman, EVP, Corp. Development **+1 416 250 1955**

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed "forward-looking statements". All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.